UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File No. 001-41769

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
(Translation of registrant's name into English)

750 West Pender Street, Suite 250
Vancouver, BC, Canada, V6C 2T7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ]  Form 40-F  [  ]

SUBMITTED HEREWITH

Exhibits
99.1	Notice and Access Notification to Shareholders.
99.2	Notice of Meeting and Information Circular relating to Annual General and Special Meeting of Shareholders to be held on January 25, 2024.
99.3	Form of Proxy.
99.4	Financial Statements Request Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 20, 2023	FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. By:/s/ Jason Barnard Name:Jason Barnard Title:Chief Executive Officer and a director

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